UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Transition Period From __________ to ___________

Commission file number: 001-37760

SiteOne Savings and Investment Plan

(Full title of the plan)

SiteOne Landscape Supply, Inc.

(Name of issuer of the securities held pursuant to the plan)

300 Colonial Center Parkway

Suite 600

Roswell, Georgia 30076

(Address of principal executive offices of issuer)

SITEONE SAVINGS AND INVESTMENT PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator and Plan Participants of the

SiteOne Savings and Investment Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the SiteOne Savings and Investment Plan (the Plan) as of December 31, 2017 and 2016, and the related statements of changes in net assets available for benefits for the year ended December 31, 2017 and for the two month period ended December 31, 2016, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedules of assets (held at end of year) as of December 31, 2017 and 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Windham Brannon, P.C.

We have served as the Plan’s auditor since 2016.

Atlanta, Georgia
June 29, 2018

1

SiteOne Savings and Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2017	2016
Assets

Investments, at fair value	$197,486,547	$156,129,812

Receivables:
Employer contributions	277,385	134,373
Notes receivable from participants	4,771,463	4,638,146
	5,048,848	4,772,519

Net assets available for benefits	$202,535,395	$160,902,331

See accompanying notes to the financial statements.

2

SiteOne Savings and Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31 2017	Two Months Ended December 31 2016
Additions
Investment income	$31,260,938	$3,865,100

Interest income on notes receivable from participants	240,156	40,801

Contributions:
Employer, net of forfeitures	6,452,468	1,089,974
Participant	13,141,019	1,714,887
Participant rollovers	2,914,731	78,289
Total contributions	22,508,218	2,883,150

Total additions	54,009,312	6,789,051

Deductions
Benefits paid to participants and beneficiaries	12,272,895	1,468,893
Administrative expenses	103,353	1,866
Total deductions	12,376,248	1,470,759

Net increase	41,633,064	5,318,292

Transfer of assets into the Plan	–	3,019,416

Net assets available for benefits:
Beginning of period	160,902,331	152,564,623
End of period	$202,535,395	$160,902,331

See accompanying notes to the financial statements.

3

SiteOne Savings and Investment Plan

Notes to Financial Statements

December 31, 2017 and 2016

1. Description of the Plan

The following description of the SiteOne Savings and Investment Plan (the “Plan”) provides only general information. More complete information regarding the Plan may be found in the Plan document, which is available to all participants upon request.

General

The Plan is a defined contribution plan covering substantially all employees of SiteOne Landscape Supply, Inc. and its subsidiaries (the “Company”). Employees are immediately eligible to participate in the Plan upon their date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

In January 2016, the Company acquired all outstanding stock of Hydro-Scape Products, Inc. In November 2016, the Hydro-Scape Products, Inc. 401(k) Retirement Savings Plan merged with the Plan. The amount transferred into the Plan for the year ended December 31, 2016 was $3,019,416.

Effective November 10, 2017, the Plan was amended and Company stock was made available as an investment option under the Plan.

Changes in Reporting Periods

The Plan changed its fiscal year to a calendar year end. With this transition, the Plan has a two-month fiscal period of November 1 to December 31, 2016. Subsequent to this period, the Plan will then operate for the twelve month calendar year beginning January 1, 2017 and for each year thereafter.

Contributions

Eligible employees are automatically enrolled into the Plan after 30 days of employment, unless the employee elects otherwise. Pre-tax contributions are withheld at 3% of eligible compensation and increased by 1% each year until it reaches 50% of eligible compensation, unless the employee elects differently. Participants may elect to make pre-tax and/or Roth after-tax contributions of up to 50% of eligible compensation as defined by the Plan, not to exceed a maximum of $18,000 for the Plan year. Additional catch-up contributions of up to $6,000 may be made by those participants who have attained age 50 prior to the end of the Plan year.

4

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Contributions (continued)

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollovers).

The Company may make discretionary matching contributions. For December 31, 2017 and 2016, the Company made matching contributions equal to 120% of the first 2% of the participant’s pretax annual compensation plus 40% for the next 4% of the participant’s annual pretax compensation. Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, earnings and losses on the investments in their account and charged with certain administrative expenses.

Participants direct the investment of their account into various investment options offered by the Plan. The Plan currently offers 22 mutual funds, one managed income portfolio, the Company’s common stock via the SiteOne Common Stock Fund, one money market fund, and various investments offered in the self-directed brokerage account. Self-directed brokerage accounts cannot invest in tax-exempt securities, mutual funds already offered by the Plan, Company stock, annuities, physical certificates, U.S. savings bonds, precious metals, limited partnerships, exchange traded funds, futures contracts, commodities, and various types of options. Participants may change their investment options on a daily basis. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. A participant is 100% vested after three years of credited service if employed after December 21, 2013. If employed prior to that date, they are always 100% vested in the employer matching contribution. Participant accounts merged from AMC Industries, Inc. 401(k) Plan during October 2015 are subject to gradual vesting of 20% starting in Year 2 and are fully vested in Year 3 for employer matching contributions.

5

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting (continued)

Participant accounts merged from the Shemin Plan during 2016 are subject to gradual vesting of 20% starting after completing 2 years of service for employer matching contributions. Participant accounts merged from the Hydro-Scape Products, Inc. 401(k) Retirement Savings Plan during 2016 are subject to gradual vesting of 20% starting in Year 2 and are fully vested in Year 3 for employer matching contributions.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and must bear a reasonable rate of interest. Only one loan may be outstanding at any time. Interest rates on outstanding loans generated by the Plan as of December 31, 2017 and 2016 ranged from 3.25% to 6.25%. Principal and interest are paid ratably through payroll deductions.

Benefit Payments

On termination of service due to separation, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. In-service withdrawals, including hardships, may be obtained as described in the Plan document. Upon termination of service, only the vested portion of the participant’s account becomes payable. In the event of the participant’s death or permanent and total disability, his or her interest in the Plan will become fully vested.

In-service withdrawals are available in limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring an immediate financial need and who meet one of the specific circumstances defined in the Plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service (the “IRS”), and before requesting a hardship withdrawal, all requirements must be met in order for a request to be approved.

6

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Administrative Expenses

Participants are charged an asset based service fee for administrative expenses of the Plan related to recordkeeping services. Participants also pay certain administrative fees. Investment related expenses are included in net change in fair value of investments. The Company pays all other administrative expenses of the Plan.

Company Stock Fund

The Plan invests in common stock of the Company through its Company Stock Fund. The Company Stock Fund may also hold cash or other short-term securities, although these are expected to be a small percentage of the fund. Dividends received by the Company Stock Fund are reinvested in Company common stock.

The Plan limits the amount a participant can invest in the Company Stock Fund to encourage diversification of participants’ accounts. Contribution limits were set at a maximum of 10% of a participant’s contributions. In addition, a participant may not transfer amounts from other investment funds into the Company Stock Fund to the extent the transfer would result in more than 10% of the participant’s total account balance being invested in the Company Stock Fund.

Forfeited Accounts

Forfeited non-vested account balances totaled $66,742 and $109,456 as of December 31, 2017 and 2016, respectively. These accounts are first used to pay administrative expenses and then to reduce future Company contributions. During the year ended December 31, 2017, $68,570 was used to pay administrative expenses and $348,444 was used to reduce employer contributions. During the period ended December 31, 2016, $0 was used to pay administrative expenses and $11,314 was used to reduce employer contributions.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would become fully vested in their Company contributions.

7

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan invests in various investments. Investments are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Management of the Company determines the Plan's valuation policies utilizing information provided by the investment advisers and trustee. See Note 3 for discussion of fair value measurements.

Purchases and sales of common stock are recorded on a trade-date basis. Interest income is recorded when received. Dividends on common stock are recorded on the ex-dividend date and are included in investment income. Investment income includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Notes Receivable from Participants

Notes receivable from participants are carried at their outstanding balance. Interest income is recognized when received by the Plan. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits

Benefits are recorded when paid.

Recently Issued Accounting Pronouncements

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities ("ASU 2016-01"). ASU 2016-01 modifies certain aspects of recognition, measurement, presentation and disclosure guidance of financial instruments. The provisions of ASU 2016-01 will be effective for the Plan beginning with the year ended December 31, 2019 and amendments will be applied through a cumulative effect adjustment to the opening balance sheet in the year of adoption. The provisions of ASU 2016-01 are not expected to have a material impact on the Plan's financial statements.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Level 2 - Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets or liabilities in active markets;
•	Quoted prices for identical or similar assets or liabilities in markets that are not active;
•	Observable inputs other than quoted prices that are used in the valuation of the asset or liability (e.g., interest rate and yield curve quotes at commonly quoted intervals);
•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

The Plan did not hold investments that are utilizing Level 2 valuations as of December 31, 2017 and 2016.

Level 3 - Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

The Plan did not hold investments that are utilizing Level 3 valuations as of December 31, 2017 and 2016.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2017 and 2016.

Mutual funds, money market fund, brokeragelink assets (including common stock and mutual funds), and corporate common stock: valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

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SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

Common stock is valued at the closing price reported on the active market on which individual securities are traded.

Managed income portfolio: The managed income portfolio account trades daily at the net asset value (“NAV”) per share of the fund. The managed income portfolio has redemption restrictions that limit the timing of withdrawals. Participant directed withdrawals may be made on any business day, provided that the exchange is not directed into a competing fund. Transferred amounts must hold a non-competing investment option for 90 days before funds may be transferred to a competing fund. In addition, redemptions of the Fidelity managed income portfolio directed by the Plan Sponsor must be preceded by twelve months written notice to Fidelity.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level and investment category, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016:

	Assets at Fair Value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$187,474,819	$–	$–	$187,474,819
Money market funds	5,001,252	–	–	5,001,252
Company stock fund	621,529	–	–	621,529
Self-directed brokerage accounts	1,929,427	–	–	1,929,427
Managed income portfolio	2,459,520	–	–	2,459,520
	$197,486,547	$–	$–	$197,486,547

11

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

3. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total

Mutual funds	$149,285,898	$–	$–	$149,285,898
Money market funds	3,699,924	–	–	3,699,924
Self-directed brokerage accounts	1,646,274	–	–	1,646,274
Managed income portfolio	1,497,716	–	–	1,497,716
	$156,129,812	$–	$–	$156,129,812

4. Income Tax Status

The Plan is a volume submitter plan document created by Fidelity Management & Research Co. (FMR), an affiliate of the Plan’s recordkeeper. The Internal Revenue Service has determined and informed FMR by a letter dated March 31, 2014, that the volume submitter plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the FMR opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and has no income subject to unrelated business income tax. The Plan’s income tax returns for the past three years are subject to examination by taxing authorities and may change upon examination.

The Plan’s administrator has not completed the discrimination testing for the year ended December 31, 2017. Upon completion of this testing, the Plan may have to take corrective action by either: 1) refunding excess contributions and earnings thereon to participants or 2) making a qualified non-elective contribution to identified non-highly compensated employees.

5. Transactions with Parties-in-Interest

The Plan held 8,090 and 0 shares of Company common stock valued at $621,529 and $0 at December 31, 2017 and 2016, respectively. There were no dividends declared on the Company common stock as of December 31, 2017 and 2016.

12

SiteOne Savings and Investment Plan

Notes to Financial Statements (continued)

5. Transactions with Parties-in-Interest (continued)

Plan investments include shares of mutual funds, a money market fund, and units of the managed income portfolio fund managed by Fidelity Management Trust Company (Fidelity). Fidelity is the custodian as defined by the Plan: therefore, transactions in these investments qualify as party-in-interest transactions. Fees incurred by the Plan for investment management services are included in investment income, as they are paid through revenue sharing rather than a direct payment.

6. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2016 to Form 5500:

Net assets available for benefits per the financial statements	$160,902,331
Employer contribution receivable	(134,373)
Net assets available for benefits per the Form 5500	$160,767,958

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the period ended December 31, 2016:

Net increase in net assets available for benefits per the financial statements	$5,318,292
Employer contribution receivable	(134,373)
Deemed distributions without post default payments	32,711
Adjustment from NAV to fair value for fully benefit-responsive investment contracts in managed income portfolio	(26,234)
Total income per the Form 5500	$5,190,396

The managed income portfolio is recorded at NAV on the financial statements as of October 31, 2016 but at fair value on the Form 5500.

Delinquent participant loans are considered to be deemed distributions on the Form 5500 in the year they become delinquent but remain as assets held for investment purposes on the financial statements until they become uncollectible.

Contributions are recorded when earned on the financial statements but were not recorded until paid on the December 31, 2016 Form 5500.

13

Supplemental Schedules

14

SiteOne Savings and Investment Plan

EIN: 34-4485550 Plan No.:002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	Fidelity:
	Growth Company Fund	Mutual fund	$19,286,123
	500 Index Fund	Mutual fund	10,129,202
	US Bond Index Fund	Mutual fund	577,269
	Global ex US Index Fund	Mutual fund	700,788
	Mid Cap Index Fund	Mutual fund	4,521,859
	Real Estate Index Fund	Mutual fund	903,392
	Small Cap Index Fund	Mutual fund	3,053,899
	Inflation-Protected Index Fund	Mutual fund	372,565
	Harbor International Fund	Mutual fund	2,751,161
	Invesco Diversified Dividend Fund	Mutual fund	4,988,432
	T. Rowe Price:
	Retirement Balanced Fund	Mutual fund	1,280,208
	Retirement 2015 Fund	Mutual fund	6,312,049
	Retirement 2020 Fund	Mutual fund	18,830,955
	Retirement 2025 Fund	Mutual fund	28,744,244
	Retirement 2030 Fund	Mutual fund	23,239,428
	Retirement 2035 Fund	Mutual fund	20,495,541
	Retirement 2040 Fund	Mutual fund	16,219,099
	Retirement 2045 Fund	Mutual fund	14,422,915
	Retirement 2050 Fund	Mutual fund	5,645,507
	Retirement 2055 Fund	Mutual fund	2,830,575
	Western Asset Core Bond Fund	Mutual fund	1,734,389
	Wells Fargo Emerging Markets Fund	Mutual fund	435,219
			187,474,819

15

SiteOne Savings and Investment Plan

EIN: 34-4485550 Plan No.:002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2017

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

	BrokerageLink	Common stock	$641,011
*	BrokerageLink	Fidelity Fund	576,366
	BrokerageLink	Cash	222,128
	BrokerageLink	External Fund	365,457
	BrokerageLink	Unit	124,465
			1,929,427
*	Fidelity Money Market Trust Retirement Government Fund	Money market fund	5,001,252

*	SiteOne Corporate Stock	Corporate common stock	620,500
*	SiteOne Stock Purchase Account	Corporate common stock/cash reserves	1,029
			621,529

*	Fidelity Managed Income Portfolio	Collective trust	2,459,520
			197,486,547
*	Participant loans	Interest rates range from 3.25% to 6.25%	4,771,463
			$202,258,010

Column (d) has not been presented as all investments are participant directed.

* Indicates party-in-interest to the Plan

16

SiteOne Savings and Investment Plan

EIN: 34-4485550 Plan No.:002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

*	Fidelity:
	Growth Company Fund	Mutual fund	$14,852,123
	500 Index Fund	Mutual fund	8,329,325
	US Bond Index Fund	Mutual fund	690,800
	Global ex US Index Fund	Mutual fund	353,888
	Mid Cap Index Fund	Mutual fund	3,628,095
	Real Estate Index Fund	Mutual fund	1,123,047
	Small Cap Index Fund	Mutual fund	2,205,343
	Inflation-Protected Index Fund	Mutual fund	283,347
	Credit Suisse Commodity Return Strategy Fund	Mutual fund	56,532
	Harbor International Fund	Mutual fund	2,189,315
	Invesco Diversified Dividend Fund	Mutual fund	5,427,132
	PIMCO Total Return Fund	Mutual fund	1,983,096
	T. Rowe Price:
	Retirement Balanced Fund	Mutual fund	1,711,846
	Retirement 2015 Fund	Mutual fund	7,089,574
	Retirement 2020 Fund	Mutual fund	15,865,375
	Retirement 2025 Fund	Mutual fund	22,621,910
	Retirement 2030 Fund	Mutual fund	18,534,925
	Retirement 2035 Fund	Mutual fund	15,180,021
	Retirement 2040 Fund	Mutual fund	11,811,798
	Retirement 2045 Fund	Mutual fund	9,983,148
	Retirement 2050 Fund	Mutual fund	3,737,123
	Retirement 2055 Fund	Mutual fund	1,419,145
	Wells Fargo Emerging Markets Fund	Mutual fund	208,990
			149,285,898

17

SiteOne Savings and Investment Plan

EIN: 34-4485550 Plan No.:002

Schedule H, Line 4i

Schedule of Assets (Held at End of Year) (continued)

December 31, 2016

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(e) Current value

	BrokerageLink	Common stock	$640,101
*	BrokerageLink	Fidelity Fund	580,443
	BrokerageLink	Cash	274,488
	BrokerageLink	External Fund	135,451
	BrokerageLink	Unit	15,791
			1,646,274
*	Fidelity Money Market Trust Retirement Government Fund	Money market fund	3,699,924

*	Fidelity Managed Income Portfolio	Collective trust	1,497,716
			156,129,812
*	Participant loans	Interest rates range from 3.25% to 6.25%	4,638,146
			$160,767,958

Column (d) has not been presented as all investments are participant directed.

* Indicates party-in-interest to the Plan

18

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Windham Brannon, P.C.

19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Siteone Landscape Supply, Inc., as administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SITEONE SAVINGS AND INVESTMENT PLAN

By: Benefits Committee of SiteOne Landscape Supply, Inc.

Date: June 29, 2018	By:	/s/ Joe Ketter
Joe Ketter, Committee Member

20